FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

27 November 2025
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

ANNOUNCEMENT

PROPOSAL FOR THE PRIVATISATION OF HANG SENG BANK LIMITED
BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
UNDER SECTION 673 OF THE COMPANIES ORDINANCE

GRANT OF RELEVANT CONSENTS BY THE EXECUTIVE
UNDER THE TAKEOVERS CODE

Reference is made to the announcement dated 9 October 2025 (the "Announcement") jointly issued by HSBC Holdings plc (the "Company"), The Hongkong and Shanghai Banking Corporation Limited ("HSBC Asia Pacific") and Hang Seng Bank Limited ("Hang Seng Bank") with regards to the proposal for the privatisation of Hang Seng Bank by HSBC Asia Pacific by way of a scheme of arrangement (the "Proposal"). Unless the context requires otherwise, capitalised terms used herein shall have the same meanings as those defined in the Announcement.

GRANT OF RELEVANT CONSENTS BY THE EXECUTIVE UNDER THE TAKEOVERS CODE

The Company wishes to inform its shareholders that, in connection with the Proposal, HSBC Asia Pacific and any person acting in concert with it are bound by certain restrictions under the Takeovers Code with respect to dealings in, and lending and borrowing of, relevant securities of Hang Seng Bank, which include but are not limited to requirements under Rule 21.2, 21.7, 23 and 24 of the Takeovers Code.

Given the nature of certain ordinary course activities conducted by the Company and its subsidiaries (for the purpose of this announcement, excluding Hang Seng Bank and its subsidiaries) (the "Group"), the Group has applied for, and the Executive has granted, relevant consents and confirmations (the "Relevant Consents") with respect to strict compliance with the requirements under Rule 21.2, 21.7, 23 and 24 of the Takeovers Code to ensure compliance with the aforementioned rules. Further details of the Relevant Consents are set out below.

Certain structured products and related hedging

Certain members of the Group, in their ordinary course of business, may be involved in dealings in, and lending and borrowing of, shares or securities of Hang Seng Bank during the offer period in respect of the Proposal ("Structured Products-related Activities") in connection with:

(i)   the creation of certain structured products under new client-driven trades where the shares in Hang Seng Bank referenced in each product represent individually (A) less than 1% of the total issued shares of Hang Seng Bank and (B) less than 20% of the value of all the securities in the product at the time of creation, and the creation and maintenance and adjustments of their related hedging arrangements;

(ii)   the unwinding of certain pre-existing structured products and their related hedging arrangements; and

(iii)  the rolling over of certain structured products where the shares in Hang Seng Bank referenced in each product represent individually (A) less than 1% of the total issued shares of Hang Seng Bank and (B) less than 20% of the value of all the securities in the product at the time when the rollover arrangements are entered into and when the rollover dealings are made, and maintenance and adjustments of their related hedging arrangements.

On 8 October 2025 and 26 November 2025, following applications by the Group, the Executive granted the following consents in respect of the Structured Products-related Activities:

(i)   the Executive consents to the sale of any securities of Hang Seng Bank by members of the Group during the offer period in respect of the Proposal without the need to give 24-hours' public notice prior to such sales under Rule 21.2 of the Takeovers Code;

(ii)   the Executive confirms any purchase of securities of Hang Seng Bank by members of the Group will not have implications on the minimum level of consideration at which the Proposal is required to be made under Rule 23 and Rule 24 of the Takeovers Code; and

(iii)  the Executive consents to the members of the Group entering into or taking action to unwind a securities borrowing or lending transaction in respect of Hang Seng Bank's securities under Rule 21.7 of the Takeovers Code.

Indemnity given under the Agency Lending Programme

The Group has established an agency securities lending programme for its clients in its ordinary course business (the "Agency Lending Programme"), under which clients of the Group may lend securities (which may include securities of Hang Seng Bank) maintained with members of the Group (as custodians) to borrowers under the programme. As part of the agency securities lending programme, certain members of the Group provide indemnities in favour of their clients, under which such members of the Group will be obliged to perform the obligations of the borrower under a securities lending and borrowing transaction, including acquiring the lent securities (which may include securities of Hang Seng Bank) and redelivering them to the lender, in the event of a default by the borrower.

On 8 October 2025, following an application by the Group:

(i)   the Executive confirmed that any purchase of securities of Hang Seng Bank for fulfilment of any indemnity by members of the Group triggered under the Agency Lending Programme will not have implications on the minimum level of consideration at which the Proposal is required to be made under Rule 23 and Rule 24 of the Takeovers Code; and

(ii)   the Executive granted its consent to the delivery of any securities of Hang Seng Bank by members of the Group to their clients (as lenders) under the Agency Lending Programme for the fulfilment of the indemnity triggered under the Agency Lending Programme during the offer period in respect of the Proposal without the need to give 24-hours' public notice prior to such deliveries under Rule 21.2 of the Takeovers Code.

Market Making Activities

Certain members of the Group, in their ordinary course of business, act as authorised participating dealers and/or market makers to certain exchange traded funds ("ETFs") in which shares in Hang Seng Bank are included as constituent stock, and which are listed and traded on the Hong Kong Stock Exchange (such activities, the "Market Making Activities") and will engage in the creation, redemption, sale or purchase of ETFs and other inventory management activities.

On 8 October 2025 and 26 November 2025, following an application by the Group:

(i)   the Executive confirmed that dealings in relevant securities of Hang Seng Bank under the Market Making Activities by members of the Group in their capacity as the market maker or participating dealer will not have implications on the minimum level of consideration at which the Proposal is required to be made under Rule 23 and 24 of the Takeovers Code; and

(ii)   the Executive granted its consent to the sale of any securities of Hang Seng Bank by members of the Group in their capacity as the market maker or participating dealer in the course of the Market Making Activities during the offer period in respect of the Proposal without the need to give 24-hours' public notice prior to such sales under Rule 21.2 of the Takeovers Code.

Passive Index-Tracking Funds managed by certain members of the Group

Certain members of the Group, in their ordinary course of business, act as fund managers to certain passive index tracking funds in which the shares in Hang Seng Bank are included as constituent stock, and conduct dealings in the relevant securities of Hang Seng Bank in such capacity.

On 29 September 2025, following an application by the Group:

(i)   the Executive confirmed that dealings in the relevant securities of Hang Seng Bank by members of the Group in their capacity as the fund managers of such passive index tracking funds will not have implications on the minimum level of consideration at which the Proposal is required to be made under Rule 23 and 24 of the Takeovers Code; and

(ii)   the Executive granted its consent to the sale of any securities of Hang Seng Bank by members of the Group in their capacity as the fund managers of such passive index tracking funds during the offer period in respect of the Proposal without the need to give 24-hours' public notice prior to such sales under Rule 21.2 of the Takeovers Code.

Dealings as executor and discretionary trustee of a deceased's estate

Certain member of the Group, in its ordinary course of business, provides trustee and fiduciary services for clients, including acting as the executor and discretionary trustee of a deceased's estate. In performing its role, such member of the Group may conduct dealings in the relevant securities of Hang Seng Bank in such capacity.

On 11 November 2025, following an application by the Group, the Executive granted its consent to the sale of shares of Hang Seng Bank by such member of the Group (in its capacity as the executor and discretionary trustee of a deceased's estate), where shares in the Hang Seng Bank are part of a deceased's estate and such member of the Group has decided that selling those shares will be in the interest of the beneficiaries to such deceased's estate, without the need to give 24-hours' public notice prior to such sales under Rule 21.2 of the Takeovers Code; provided that none of the deceased or beneficiaries are any of HSBC Asia Pacific or parties acting in concert with HSBC Asia Pacific.

If there is any material change to the information provided and representations made, the Group will inform the Executive immediately to determine whether the Relevant Consents remain valid.

The Group may seek additional consents or confirmations from the Executive for other ordinary course dealings in the relevant securities of Hang Seng Bank, depending on the business needs of the Group and the relevant specific circumstances of each case. If additional consents or confirmations have been granted by the Executive, further announcement(s) will be made by the Company as and when required under the Takeovers Code and other applicable laws and regulations.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Company Secretary

The board of directors of the Company as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chair
† Independent non-executive Director

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 27 November 2025
&#xD; &#xD; &#xD;&#xD; &#xD; &#xD;